PAGE

                               UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No.   )*


                            First Midwest Financial, Inc.
---------------------------------------------------------------------------
                         (Name of Issuer)

                                  Common Stock
---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   320878101
---------------------------------------------------------------------------
                                 (CUSIP Number)

                            Donald J. Winchell
                              Fifth at Erie
                              P.O. Box 1307
                          Storm Lake, Iowa 50588
                              (712) 732-4117
---------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                              September 30, 1998
---------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                               SCHEDULE 13D
CUSIP No. 320878101


                   1.   NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                        PERSON

                        Donald J. Winchell
---------------------------------------------------------------------------
                   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF
                        A GROUP             (a)
                                               ---
                                            (b)
                                               ---
---------------------------------------------------------------------------
                   3.   SEC USE ONLY
---------------------------------------------------------------------------
                   4.   SOURCE OF FUNDS

                        PF
---------------------------------------------------------------------------
                   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                        IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                  ---
                   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States of America
---------------------------------------------------------------------------

NUMBER OF
          SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH        7.    SOLE VOTING POWER

                         95,172 (See Item 5)
---------------------------------------------------------------------------
                   8.    SHARED VOTING POWER

                         37,500 (See Item 5)
---------------------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER

                         80,930 (See Item 5)
---------------------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER

                         51,742 (See Item 5)
PAGE

---------------------------------------------------------------------------
                  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                         REPORTING PERSON

                         132,672 (See Item 5)
---------------------------------------------------------------------------
                  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                         EXCLUDES CERTAIN  SHARES
                                                   ---
---------------------------------------------------------------------------
                  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                         (11)

                          5.14% (See Item 5)
---------------------------------------------------------------------------

                  14.    TYPE OF REPORTING PERSON

                         IN

PAGE

Item 1.  Security and Issuer
----------------------------

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of First Midwest Financial, Inc. ("First Midwest"), Storm Lake, Iowa, a bank holding company with its main office located at Fifth at Erie, P.O. Box 1307, Storm Lake, Iowa 50588.

Item 2.  Identity and Background
--------------------------------

     The name and address of the person filing this statement is Donald J. Winchell, Fifth at Erie, P.O. Box 1307, Storm Lake, Iowa. Mr. Winchell is Vice President, Chief Financial Officer and Treasurer of First Midwest at the address stated above. During the last five years, Mr. Winchell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Winchell is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     On September 20, 1993, in connection with First Midwest's initial public offering of Common Stock, Mr. Winchell acquired, directly and indirectly, 69,798 shares (adjusted for the 3 for 2 stock split paid in the form of a stock dividend on January 2, 1997) of Common Stock. The acquisition of the foregoing Common Stock was made with personal funds for an aggregate purchase price of approximately $465,000. All shares reported herein have been adjusted for the 3 for 2 stock split paid in the form of a stock dividend on January 2, 1997.

     On January 24, 1994, Mr. Winchell was awarded 24,450 shares of restricted Common Stock, which vested annually over a four year period with the last vesting period expiring on September 20, 1998. On the same date Mr. Winchell was awarded an option to purchase 14,382 share of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. Between January 24, 1994 and the date of this report, Mr. Winchell has been awarded additional options to purchase 17,301 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. The awards of restricted Common Stock and options were granted to Mr. Winchell at no cost to him.

     From September 30, 1993 to date, Mr. Winchell, through several purchases and sales, disposed of 7,501 shares of Common Stock and during the same period purchased 6,100 shares of Common Stock through exercise of options.

     In addition, to date Mr. Winchell has been allocated 14,242 shares of Common Stock under his account in the First Midwest Employee Stock Ownership Plan (the "ESOP"). Such shares were awarded to Mr. Winchell at no cost. Mr. Winchell was allocated 2,647 shares of Common Stock under the ESOP on September 30, 1998, which allocation, together with his then current holding, resulted in Mr. Winchell owning in excess of five percent of the Common Stock.

Item 4.  Purpose of Transaction
-------------------------------

     All of the shares acquired by Mr. Winchell, directly or indirectly, were acquired for investment purposes. Mr. Winchell may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of First Midwest for investment purposes or dispose of shares of First Midwest. As Vice President, Chief Financial Officer and Treasurer, Mr. Winchell regularly explores potential actions and transactions which may be advantageous to First Midwest, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of First Midwest.

     Except as noted above, Mr. Winchell has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of First Midwest, or the disposition of securities by First Midwest;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving First Midwest or any of its subsidiaries;

     (c) a sale or transfer of material amount of assets of First Midwest or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of First Midwest, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of First Midwest;

     (f) any other material change in First Midwest's business or corporate structure;

     (g) changes in First Midwest's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of First Midwest by any persons;

     (h) causing a class of securities of First Midwest to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

     (i) a class of equity securities of First Midwest becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     (a) Mr. Winchell beneficially owns an aggregate of 132,672 shares (including the right to acquire 25,583 shares) of Common Stock, constituting 5.14% of the number of shares of such Common Stock outstanding on the date hereof.

     (b) With respect to the 132,672 shares of Common Stock owned beneficially by Mr. Winchell, such amounts include:

         (1)     69,589 shares over which Mr. Winchell has sole voting power.

         (2) 37,500 shares over which Mr. Winchell shares voting power with his spouse, Jeri A. Winchell, who's address is Fifth at Eire, P.O. Box 1307, Storm Lake, Iowa, 50588. Mrs. Winchell is a homemaker. During the last five years, Mrs. Winchell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Winchell is a citizen of the United States of America.

        (3) 55,347 shares of Common Stock over which Mr. Winchell has sole dispositive power.

        (4) 51,742 shares of Common Stock over which Mr. Winchell has shared dispositive power, which includes the 37,500 shares owned by Mrs. Winchell (see paragraph (2) above) and 14,242 shares allocated to Mr. Winchell's ESOP account over which the ESOP trustee shares dispositive power. West Des Moines State Bank is the ESOP trustee. West Des Moines State Bank is an Iowa chartered bank with its principal business address at 1601 22nd Street, West Des Moines, Iowa.

        (5) Which upon exercise, sole voting and sole dispositive power with respect to the options to purchase 25,583 shares of Common Stock.

     (c) The following transactions involving Mr. Winchell's beneficial ownership of Common Stock were effected in the past sixty days:

        (1) Mr. Winchell received an ESOP contribution on September 30, 1998 of 2,647 shares of Common Stock at no cost to him.

        (2) Mr. Winchell was granted options to purchase 3,051 shares of Common Stock on September 30, 1998 at an exercise price of $17.875. These options expire on September 30, 2008.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Winchell.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Winchells and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Winchell is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.  Material to be Filed as Exhibits


     None.

PAGE

                                SIGNATURE
                                ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  October 9, 1998                     /s/ Donald J. Winchell
       ---------------                     -----------------------------------
                                           Donald J. Winchell